Exhibit 99.4

Cable and Wireless plc buys UK broadband unbundler Bulldog Communications Ltd

Cable and Wireless plc (“Cable & Wireless”) announced today (28 May 2004) the purchase of the share capital of Bulldog Communications Limited (“Bulldog”), a UK company specialising in the provision of broadband services, for a sum of £18.6 million. Bulldog offers a wide range of high-speed broadband services using DSL technology, both on the basis of BT wholesale tariffs and, increasingly, as a principal, having installed its own equipment in 38 BT exchanges in central London under “Local Loop Unbundling” regulation, or “LLU”. Bulldog is currently one of only a few operators that provide LLU services in the UK.

Bulldog was established in May 2000. After two years development activity, including the installation of its equipment in BT’s exchanges, it launched commercial service in late 2002.

Commenting on the acquisition, Cable & Wireless Chief Executive, Francesco Caio, said:

“Increasingly our customers are demanding broadband DSL. We believe that local loop unbundling will provide selective opportunities driven by customer demand to expand the reach of our services and enable us to provide a differentiated offering. The acquisition of Bulldog will accelerate our ability to deliver directly connected DSL solutions for our existing and potential customers with an experienced team specialising in LLU services.

“Cable & Wireless intends to work with the management of Bulldog to expand the platform as commercial opportunities are identified.”

At 31 December 2003, Bulldog had net assets of £1.6 million. Cable & Wireless has made the purchase through a wholly owned subsidiary.

ends

For further information please contact:

Investor Relations:
Virginia Porter	Acting Director, Investor Relations	+44 20 7315 4460
Craig Thornton	Manager, Investor Relations	+44 20 7315 6225
Glenn Wight	Manager, Investor Relations	+44 20 7315 4468

Media:
Lesley Smith	Group Director of Corporate & Public Affairs	+44 20 7315 4410
Peter Eustace	Head of Media Relations	+ 44 20 7315 4495
Rollo Head/Alice Macandrew	Finsbury	+44 20 7251 3801